UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-42804

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Kyivstar Group Ltd.

(Translation of registrant’s name into English)

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Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On January 28, 2026, Kyivstar Group Ltd. (the “Company”) filed a registration statement on Form F-1 (File No. 333-292996) (the “F-1 Registration Statement”) with the Securities and Exchange Commission (“SEC”) in connection with a proposed public offering of common shares of the Company (the “Offering”) by VEON Amsterdam B.V., the principal shareholder of the Company, and certain other selling shareholders (collectively, the “Selling Shareholders”).

The Selling Shareholders are offering a total of 12,500,000 common shares. The Company is not selling any common shares in the Offering. In connection with the Offering, the Selling Shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,875,000 common shares at the public offering price, less underwriting discounts and commissions.

In connection with the proposed Offering of common shares, the Company provided certain information to prospective investors in the F-1 Registration Statement. Certain excerpts from the F-1 Registration Statement are attached hereto as Exhibit 99.1. The F-1 Registration Statement disclosed certain information that supplements or updates certain prior disclosures of the Company, including preliminary estimates of selected unaudited financial information for the year ended December 31, 2025 compared to our actual financial results for the year ended December 31, 2024.

EXHIBIT INDEX

Exhibit	Description
99.1	Excerpts from F-1 Registration Statement of Kyivstar Group Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	Kyivstar Group Ltd.
	By:	/s/ Boris Dolgushin
		Name:	Boris Dolgushin
		Title:	Chief Financial Officer